UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.
(Name of Registrant)

5 Hamelacha St, Netanya 4250540, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

TAT Technologies Ltd.

6-K Items

1.	Press Release dated May 19, 2025 re: TAT Technologies Ltd. Reports First Quarter 2025 Results.

ITEM 1

Press Release

TAT Technologies Reports First Quarter 2025 Results

TAT Technologies Delivers 23.6% Revenue Growth, 80.7% Increase in Net Profit, and
56.2% Increase in adjusted EBITDA, and Continued Margin Expansion for the First
Quarter of 2025

Netanya, Israel, May 19, 2025 - TAT Technologies Ltd. (NASDAQ and TASE: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its unaudited results for the three months ended March 31, 2025.

Financial Highlights for the First Quarter of 2025:

•	Revenue for the first quarter of 2025 increased by 23.6% to $42.1 million compared to $34.1 million in the first quarter of 2024.

•	Gross profit for the first quarter of 2025 increased by 40.9% to $10.0 million compared to $7.1 million in the first quarter of 2024.

•	Gross margin for the first quarter of 2025 improved by 290bp to 23.6% of revenue compared to 20.7% of revenue in the first quarter of 2024.

•	Adjusted EBITDA for the first quarter of 2025 increased by 56.2% to $5.7 million (13.6% of revenue) compared to $3.7 million (10.8% of revenue) in the first quarter of 2024.

•	Operating income for the first quarter of 2025 increased by 89.0% to $4.2 million (9.9% of revenue) compared to $2.2 million (6.5% of revenue) in the first quarter of 2024.

•	Net income for the first quarter of 2025 increased by 80.7% to $3.8 million compared to a net income of $2.1 million in the first quarter of 2024.

•	Cash flow from operating activities was negative ($4.9) million in the first quarter of 2025 compared to negative ($3.5) million in the first quarter of 2024.

Mr. Igal Zamir, TAT’s CEO and President, commented: “Driven by strong execution and robust market demand, TAT Technologies continues to demonstrate its earnings power. During the first quarter, we delivered revenue growth of 23.6% and an increase of 56.2% in adjusted EBITDA, compared to the same period in 2024, expanding our bottom line even more rapidly than our top line. TAT has developed a multi-year track record of consistent profitability, delivering double-digit year-over-year growth for the last three years, while expanding profit margins.”

“Our strategic growth initiatives, implemented over the past few years, have significantly expanded our addressable market and diversified our revenue streams,” continued Mr. Zamir. “Despite industry wide supply chain challenges, our ‘Customer First’ initiative, which includes bolstering parts and rotatable inventory in key areas, enabled us to achieve our financial goals, fulfill customer demand, and strengthen our market position. While we expanded inventory levels and utilized additional cash, these strategic investments enhance our resilience and position us to capture market share in a dynamic supply environment.”

“In the first quarter, we secured over $52 million in new orders and long-term agreements, bringing our total backlog to $439 million.  This provides us with strong visibility and confidence in our continued growth and profitability. While broader market dynamics may influence near-term order flow, the demand for our expertise and capacity remains robust, positioning us well to further expand our backlog throughout the year.”

“To mitigate the evolving trade policy landscape, we’re closely monitoring recent tariff changes and taking measured steps to minimize any impact on our operations. Our teams are in active, solution-focused discussions with key suppliers to ensure material flow remains uninterrupted and cost increases are controlled. At the same time, we’re working closely with our customers to align expectations, adjust planning as needed, and maintain the high service levels they rely on.”

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents Adjusted EBITDA. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors with a more complete understanding of the Company’s underlying operational results, trends, and performance. The Adjusted EBITDA is calculated as net income, excluding the impact of: the Company's share in profit of equity investment of affiliated companies, share-based compensation, provision for income taxes, financial (expenses) income, net, and depreciation and amortization. The Adjusted EBITDA, however, should not be considered as an alternative to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. The Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of Adjusted EBITDA below.

Investor Call Information

TAT Technologies will host a webcast to review the quarterly results on Tuesday, May 20, 2025, at 8:30 a.m. ET. Interested investors can register for the webcast at the link below or visit the investor relations section of the Company’s website at https://tat-technologies.com/investors/.

•	Conference call

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT’s controlling shareholder is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in the area of MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

For more information about TAT Technologies Ltd., please visit our website:
www.tat-technologies.com.

Contact:
Mr. Eran Yunger
Director of IR
erany@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, [LTAs] and backlog, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	March 31,	December 31,
	2025	2024
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,020	$7,129
Accounts receivable, net of allowance for credit losses of $350 and $400 thousand as of March 31, 2025 and December 31, 2024, respectively	33,223	29,697
Inventory	72,980	68,540
Prepaid expenses and other current assets	8,375	7,848

Total current assets	119,598	113,214

NON-CURRENT ASSETS:
Property, plant and equipment, net	42,474	41,576
Operating lease right of use assets	2,115	2,282
Intangible assets, net	1,633	1,553
Investment in affiliates	3,722	2,901
Funds in respect of employee rights upon retirement	641	654
Deferred income taxes	358	877
Restricted deposit	315	305

Total non-current assets	51,258	50,148
Total assets	$170,856	$163,362
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$1,976	$2,083
Short-term loans	10,719	4,350
Accounts payable	12,592	12,158
Accrued expenses and other	15,572	18,594
Current maturities of operating lease liabilities	839	939

Total current liabilities	41,698	38,124

NON-CURRENT LIABILITIES:
Long-term loans	10,391	10,938
Liability in respect of employee rights upon retirement	966	986
Operating lease liabilities	1,269	1,345

Total non-current liabilities	12,626	13,269
Total liabilities	54,324	51,393
STOCKHOLDERS’ EQUITY:
Share capital, no par value	-	-
Additional paid-in capital	89,919	89,697
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income (loss)	452	(76)
Retained earnings	28,249	24,436
Total shareholders' equity	116,532	111,969

Total liabilities and stockholders' equity	$170,856	$163,362

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Three months ended		Year ended
	March 31,		December 31,
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)

Revenues:
Products	$12,724	$11,935	$47,710
Services	29,418	22,153	104,406
	42,142	34,088	152,116

Cost of goods:
Products	8,331	8,986	33,986
Services	23,857	18,036	85,116
	32,188	27,022	119,102
Gross profit	9,954	7,066	33,014

Operating expenses:
Research and development, net	324	277	1,248
Selling and marketing, net	1,928	1,660	7,746
General and administrative, net	3,532	3,309	11,901
Other income	-	(388)	(383)
	5,784	4,858	20,512

Operating income	4,170	2,208	12,502

Interest expenses	(335)	(343)	(1,472)
Other financial income (expenses), net	277	(106)	(477)

Income before taxes on income (taxes benefit)	4,112	1,759	10,553

Provision for taxes on income(taxes benefit)	592	(153)	195

Profit before share of equity investment	3,520	1,912	10,358

Share in profits of equity investment of affiliated companies	293	198	809
Net income	$3,813	$2,110	$11,167

Basic and diluted earnings per share:
Basic	$0.35	$0.20	$1.08
Diluted	$0.34	$0.19	$1.00

Weighted average number of shares outstanding:
Basic	10,940,358	10,378,978	10,363,978
Diluted	11,211,271	10,554,351	11,215,827

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2025	2024	2024
	(Unaudited)	(Unaudited)	(Audited)

Net income	$3,813	$2,110	$11,167
Other comprehensive income (loss), net
Net unrealized losses from derivatives	-	(27)	(27)
Change in foreign currency translation adjustments	528	-	(76)
Total comprehensive income	$4,341	$2,083	$11,064

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity
	Number of shares issued	Amount

BALANCE AT DECEMBER 31, 2023	10,377,085	3,140	76,335	27	(2,088)	13,269	90,683
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2024:
Comprehensive income (loss)	-	-	-	(103)	-	11,167	11,064
Exercise of option	164,406	12	(12)	-	-	-	-
Cancel of shares par value	-	(3,152)	3,152	-	-	-	-
Issuance of common shares net of issuance costs of $162 thousands	673,340	-	9,827	-	-	-	9,827
Share based compensation	-	-	395	-	-	-	395
BALANCE AT DECEMBER 31, 2024	11,214,831	-	89,697	(76)	(2,088)	24,436	111,969
CHANGES DURING THE PERIOD ENDED MARCH 31, 2025 (unaudited):
Comprehensive income	-	-	-	528	-	3,813	4,341
Share based compensation	-	-	222	-	-	-	222
BALANCE AT MARCH 31, 2025 (unaudited)	11,214,831	$-	$89,919	$452	$(2,088)	$28,249	$116,532

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2025	2024	2024
	(Unaudited)	(Unaudited)	(audited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,813	$2,110	$11,167
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,305	1,374	5,455
Loss from change in fair value of derivatives	-	22	22
Change in funds in respect of employee rights upon retirement	13	5	10
Net change in operating right of use asset and operating lease liability	(9)	4	18
Non-cash financial expenses	(83)	(214)	(187)
Decrease in restructuring plan provision	-	(20)	(63)
Change in allowance for credit losses	(50)	-	55
Share in profits of equity investment of affiliated companies	(293)	(198)	(809)
Share based compensation	222	41	395
Liability in respect of employee rights upon retirement	(20)	3	(14)
Gain on disposal of property, plant and equipment	-	(354)	(478)
Deferred income taxes, net	519	(409)	117
Changes in operating assets and liabilities:
Increase in trade accounts receivable	(3,476)	(820)	(9,743)
Increase in prepaid expenses and other current assets	(527)	(181)	(1,473)
Increase in inventory	(3,861)	(2,637)	(17,165)
Increase (decrease) in trade accounts payable	434	(700)	2,170
Increase (decrease) in accrued expenses and other	(3,022)	(1,573)	4,705
Net cash used in operating activities	(5,035)	(3,547)	(5,818)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of property and equipment	-	1,306	1,275
Purchase of property and equipment	(2,862)	(989)	(5,126)
Purchase of intangible assets	-	-	-
Net cash provided by (used in) investing activities	(2,862)	317	(3,851)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term loans	(571)	(440)	(2,016)
Net change in short term credit from banks	6,369	(4,000)	(7,650)
Proceeds from issuance of common shares, net	-	-	9,827
Exercise of options	-	1	-
Net cash provided by (used in) financing activities	5,798	(4,439)	161
Net decrease in cash and cash equivalents and restricted cash	(2,099)	(7,669)	(9,508)
Cash and cash equivalents and restricted cash at beginning of period	7,434	16,942	16,942
Cash and cash equivalents and restricted cash at the end of period	$5,335	$9,273	$7,434

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Additions to operating lease right-of-use assets and operating lease liabilities	147	345	983
Reclassification between inventory and property, plant and equipment	579	60	155

Supplemental disclosure of cash flow information:
Interest paid	267	(442)	(1,400)
Income taxes paid	-	-	(39)

TAT TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	Three months ended		Year ended
	March 31,		December 31,
	2025	2024	2024

Net income	$3,813	$2,110	$11,167
Adjustments:
Provision for income taxes (taxes benefit)	592	(153)	195
Financial expense, net	58	449	1,949
Depreciation and amortization	1,353	1,428	5,717
Share based compensation	222	41	395
Share in profits of equity investment of affiliated companies	(293)	(198)	(809)
Adjusted EBITDA	$5,745	$3,677	$18,614

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: May 19, 2025